November 20, 2007

Re:	BBVA Banco Francés S.A.
Form 20-F for the fiscal year ended December 31, 2006
Filed May 16, 2007
File No. 001-12568

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Edwin Adames
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Dear Mr. Adames:

Thank you for your letter dated September 24, 2007, setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of BBVA Banco Francés S.A. (“Banco Francés”, also referred to in this letter as the “company”, the “Bank” or “we”), which was filed with the Commission on May 16, 2007.

We appreciate your understanding in allowing us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

▪	BBVA Banco Francés S.A. is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	BBVA Banco Francés S.A. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your attention in these matters, and we are available to discuss any of our responses with you at your convenience. In that regard, please do not hesitate to contact Martín Ezequiel Zarich in Buenos Aires at 011-54-4341-5083 or fax: 011-54-4341-5085; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-44-207-710-4884.

Very truly yours,

/s/ Martín Ezequiel Zarich
Martín Ezequiel Zarich
BBVA Banco Francés S.A.

Annex A

Note 17.1. Income Taxes, page F-51

1.
We refer to the Deferred Taxes line item in the Argentine Banking GAAP to US GAAP reconciliation in Note 17.24 on page F-65 for reductions to US GAAP Net Income of 360.391 million pesos in 2006; 347.458 million pesos in 2005 and (4.526) million pesos in 2004, equal to 37%; 21% and 0.5% of US GAAP net income for each year, respectively. Please tell us and explain in future filings in the summary table on page F-51 of Note 17.1:

•
The nature and amount of the Initial adjustments to net deferred tax assets of 104.431 million pesos in 2006; 77.258 million pesos in 2005 and (218.641) million pesos in 2004 which account for 29%, 22% and 483%, respectively of the adjustment for deferred taxes for each year respectively.

The Initial adjustment to net deferred tax assets corresponds to amendments made to the tax returns submitted to the National Administration of Federal Revenues (AFIP Administración Federal de Ingresos Públicos de Argentina) in respect of Income Tax. Such amendments are made in order to adjust to regulations issued by the controlling body concerning tax aspects deriving from the effects of the financial crisis sustained by the country since the end of the 2001 fiscal year or to regulatory interpretations made by the aforementioned body and not contemplated in the tax regulations in force at the date of submission of the preceding tax returns.

The Bank has considered that in terms of paragraph 27 and 45.g. of SFAS 109, “Accounting for Income Taxes”, these adjustments correspond to changes in the tax legislation occurred in the fiscal year where the Initial adjustment to net deferred tax assets is disclosed. These adjustments affect the initial balances of net operating losses considered in determining income tax under local accounting standards, and are disclosed under Initial adjustments to net deferred tax assets in order to segregate these concepts from those included under Other, net, of the table shown in the said note.

Such initial adjustments originate a decrease in the initial net operating losses and in the net deferred tax assets amounting to 104.431 million pesos in the 2006 fiscal year, 77.258 million pesos in 2005 and (218.651) million pesos in 2004.

In the 2006 fiscal year these changes in the tax legislation affects the initial net operating losses as follows:

Description	2006(1)
Deductible legal actions over deposits	345.636
Guaranteed loans	(175.151)
Others	(66.054)
Initial adjustments to net deferred tax assets	104.431
_______________
(1) In millions of Ps.

For the purpose of clarifying the disclosures in our Annual Report on Form 20-F for the fiscal year ending on December 31, 2007 (the “2007 Form 20-F”) and in other future financial statement filings made with the SEC that contain U.S. GAAP reconciliations (the 2007 Form 20-F, together with such other filings, collectively, the “Future Filings”), we propose to the Staff consideration of the following changes (we have underlined the wording that we have added and struck through irrelevant information) to the table included in page F-51 in order to clarify this line item, as follows:

Annex A (cont.)

Description	2006 (1)
Income before income tax in accordance with US GAAP	1,468,544
Statutory income tax rate	35.00%
Income tax provision computed at statutory rate	513,990
Tax exempt income	(14,257)
Non-deductible items	—
Other, net	~~(11,391~~ (116,342	~~)~~ )
Income tax computed in accordance with U.S. GAAP	~~487,822~~ 383,391
~~Initial adjustments to net deferred tax assets~~	~~(104,431~~	~~)~~
Income tax computed in accordance with BCRA’s rules (2)	23,000
Adjustments to reconcile income tax (benefit) to U.S. GAAP	360,391
(Recover) of allowances on deferred tax assets
	(325,939)
_______________
(1) In thousands of Ps.
(2) BCRA: Banco Central de la República Argentina, the Argentine financial system regulator.

We will also modify in future filings the paragraph related to the line item “Other, net”, as follows:

“Other, net” includes other net effects, and tax exempt income and non-deductible items arising from Consolidated Subsidiaries, and initial adjustments to the net deferred tax assets originated in changes that occurred in the tax legislation for the fiscal year ended December 31, 2006.

•	How these initial adjustments are treated under SFAS 109 for purposes of determining the deferred tax valuation allowance under US GAAP.

As mentioned in the preceding comment, the initial adjustment affects the deferred tax assets originated in net operating losses.

Under US GAAP, the net operating losses that are part of the net deferred tax assets are entirely provisioned in the years 2004 through 2005. As the initial adjustment affects net operating losses that are entirely provisioned, its impact in equity as well as in the income/loss is neutral.

2.
We refer to the Allowances on deferred tax assets line item in the Argentine Banking GAAP to US GAAP reconciliation in Note 17.24 on page F-65 which increases US GAAP Net Income through a recovery of the valuation allowances for 325.939 million pesos in 2006; 366.801 million pesos in 2005 and 509.158 million pesos in 2004, equal to 33%, 22% and 36% of US GAAP net income for each year, respectively. Please tell us and in future filings revise the summary table on page F-51 of Note 17.1 to provide the following information:

•
State the amount of Income before income tax in accordance with US GAAP for 2006, 2005 and 2004 that was used to determine the Income tax (benefit) provision computed at statutory rate in accordance with US GAAP for each of the three fiscal years.

The amounts requested are incorporated in the summary table of Note 17.25. The Income before income tax in accordance with US GAAP amounted to 1,468,544 thousands pesos in 2006; 1,780,936 thousands pesos in 2005 and 1,470,092 thousands pesos in 2004.

We acknowledge your comment and in future filings, as mentioned in our comment to the first bullet of point 1, we will modify the table included in page F-51 in order to clarify this line item, as follows:

Description	2006 (1)
Income before income tax in accordance with US GAAP	1,468,544
Statutory income tax rate	35.00%
Income tax provision computed at statutory rate	513,990
_______________
(1) In thousands of Ps.

Annex A (cont.)

•
Reconcile the amount of Income tax computed in accordance with BCRA rules in the summary table on page F-51 of 23.000 million pesos for 2006; (242.000) million pesos for 2005 and 67.497 million pesos for 2004 with the Income Tax and tax on minimum presumed income (loss) of 71.680 million pesos for 2006; 18.712 million pesos for 2005 and 77.099 million pesos for 2004 in the Consolidated Statement of Operations prepared in accordance with Argentine Banking GAAP on page F-9.

Note 5.2. to the Consolidated Financial Statements indicates how tax on minimum presumed income (TOMPI) is determined, and Note 5.1. explains how to determine the income tax. The TOMPI is complementary to the income tax. The Bank’s tax obligation for each year will coincide with the highest of these taxes. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

Since such taxes are calculated on different bases and as they are mutually complementary, such amounts are not liable to be reconciled.

For the years 2006 and 2005, the amounts included on page F-9 correspond exclusively to the TOMPI. For 2004, from the amount included 9,602 thousands of pesos correspond to the TOMPI and 67,497 thousands of pesos to the income tax charge under the deferred tax method.

In addition to the above, as expressed in the table included on page F-51, the income tax determined as per the defferred tax method amounted to 23,000 thousands of pesos for 2006, (242,000) thousands of pesos for 2005 and 67,497 thousands of pesos for 2004. As mentioned above, the tax determined for 2004 is included in the amount indicated under Income Tax and Tax on minimun presumed income of the Consolidated Statement of Operations. As for the amount corresponding to 2006, it is included under Other Expense, and that for 2005 is included under Other Income on page F-9, as per BCRA standards.

Following we detail the amounts related to the Income Tax computed in accordance with BCRA rules and Tax on minimun presumed income:

	2006 (1)	2005 (1)	2004 (1)
Tax on minimun presumed income	71,680	18,712	9,602

Income tax	23,000	(242,000)	67,497

Total – Income tax plus Tax on minimun presumed income	94,680	(223,288)	77,099
_______________
(1) In thousands of Ps.

•
Reconcile the Income tax computed in accordance with US GAAP which appears in the summary table on page F-52 of 487.822 million pesos; 182.716 million pesos and 281.622 million pesos for 2006, 2005 and 2004, respectively with the Income tax line item in the Consolidated Statement of Operation under US GAAP in Note 17.25 on page F-66 of 455.071 million pesos; 124.170 million pesos and 72.573 million pesos for 2006, 2005 and 2004, respectively.

The differences between the amounts included on page F-51 and those on page F-66, derive from: a) the effect of the Initial adjustment mentioned in point 1 of your comments; b) the tax effect of the components included under Other comprehensive income, and c) the effect of the Tax on minimun presumed income mentioned in the preceding point, which, according to BCRA standards, must be placed together with the Income Tax.

Below is provided a conciliation between such amounts.

Annex A (cont.)

The tax determined under US GAAP considering the initial adjustment, as indicated in order to segregate the Other, net item of the table on page F-51 would amount to:

	2006 (1)	2005 (1)	2004 (1)
Income tax computed in accordance with US GAAP (F-51)	487,822	182,716	281,622

Initial adjustment	(104,431)	(77,258)	(218,651)

Total – Income tax	383,391	105,458	62,971
_______________
(1) In thousands of Ps.

The charge included in the table of page F-66 derives from considering the above-mentioned amounts as well as the tax effect of Other comprehensive income (F-66), and the charge determined as per TOMPI, as detailed below:

	2006 (1)	2005 (1)	2004 (1)
Deferred tax assets under US GAAP	1,306,673	1,702,468	1,774,249

Deferred tax charge (*)	395,795	71,781	93,080

Tax effect included under Other comprehensive income (F-66 – Footnote 17.26)	(12,404)	33,677	(30,109)

Subtotal – Income Tax	383,391	105,458	62,971

Tax on minimum presumed income	71,680	18,712	9,602

Total - Note 17.25 (F-66)	455,071	124,170	72,573
_______________
(1) In thousands of Ps.
(*) According to the difference between tax assets at the close and at the beginning of each fiscal year.

We acknowledge your comment and in future filings we will modify the table included in page F-66 in order to clarify this line item, as follows:

2006 (1)
Financial income	2,028,677
Financial expenses	(568,345)
Allowances for doubtful loans	(49,450)
Service charge income	900,764
Service charge expenses	(110,199)
Operating expenses	(920,608)
Net Monetary loss	—
Other income	1,129,778
Other expenses	(942,073)
Income before income tax	1,468,544
Income Tax	(383,391)
Tax on minimum presumed income	(71,680)
~~Income tax~~	~~(455,071 )~~
Net income	1,013,473
(Loss) / Gain on minority interest in subsidiaries	(35,930)
Total consolidated income	977,543
_______________
(1) In thousands of Ps.

Annex A (cont.)

3.
We refer to the second paragraph on page F-52 which states that as a result of a favorable evolution in the Argentine economy during the three-year period ended December 31, 2006 the Company assessed all available evidence to determine the amount of the deferred tax valuation allowance and as a result they reversed the valuation allowance for 479.934 million pesos; 805.873 million pesos and 1.172.674 million pesos for 2006, 2005 and 2004, respectively. Considering these reversals of the allowance are 35%; 47% and 66% of the referred tax assets for each year, respectively, please tell us and provide us with the analysis of the positive and negative evidence you performed under paragraph 25 of SFAS 109 to conclude that it is more likely than not that the deferred tax assets will be realized. Consider in your response how you assessed the following negative evidence under paragraph 23 of SFAS 109:

•
Total consolidated income under US GAAP for 2006 was 977.743 million pesos as compared to 1.634.612 million pesos for 2005, equal to a 656.869 million pesos or 40% decrease as compared to 2005. Refer to the consolidated statement of operation under US GAAP in Note 17.25 on page F-66.

•
The Company had as of December 31, 2006 holdings of public sector debt totaling 7 billon pesos including recently restructured debt, equal to 39% of it assets under Argentine GAAP, which could have a material effect on the Company´s financial condition if the federal or provincial governments fail to meet their obligations. Refer to the first risk factor on page 11.

•
The Company is among the banks in Argentina with the highest volume of asset and liabilities with mismatched and interest rates derived from the asymmetric conversion of foreign currency assets and liabilities into pesos, with a Ps.2.5 billion long CER position as of Decembre 31, 2006, which could have an adverse effect if interest rates increase significantly. Refer to the second risk factor on page 11.

We respectfully advice the Staff that the second paragraph on page F-52 does not indicate that the company has reversed provisions for such amount. The said paragraph states that the Bank has evaluated all available evidence in order to determine the amount of the necessary provision on the deferred tax asset. The favorable evolution of the economy provides strong additional evidence to support the provision so determined. The amounts mentioned in your comment constitute the additional allowance that the Bank considers necessary on the amounts determined under US GAAP. We indicate below the deferred tax asset ammounts determined under US GAAP and as shown on the table of page F-52:

	2006 (1)	2005 (1)	2004 (1)

Net deferred tax asset under BCRA	337,000	360,000	118,000
Reconciliation adjustment between BCRA and US GAAP	969,673	1,342,468	1,656,249
Net deferred tax asset under U.S. GAAP	1,306,673	1,702,468	1,774,249

Allowances on deferred tax assets under BCRA	(337,000)	(360,000)	(118,000)
Reconciliation adjustment between BCRA and US GAAP	(479,934)	(805,873)	(1,172,674)
Allowances on deferred tax assets in accordance with US GAAP	(816,934)	(1,165,873)	(1,290,674)

% of allowances on net deferred tax asset	63%	68%	73%

Net deferred tax asset under BCRA	—	—	—

Net deferred tax asset under U.S. GAAP	489,739	536,595	483,575
_______________
(1) In thousands of Ps.

Annex A (cont.)

As indicated in Note 5.1. to the Consolidated Financial Statements, the BCRA’s accounting standards do not admit the recognition of deferred tax assets. For that reason the Bank, under BCRA’s regulations, has recorded a deferred tax asset of 337,000 thousands of pesos in 2006, 360,000 thousands of pesos in 2005 and 118,000 thousands of pesos in 2004 and an allowance for the totality of such amounts. Therefore, for purposes of reconciliation between accounting balances according to BCRA’s standards and US GAAP, it is necessary to make an adjustment of 969,673 in thousands of pesos in 2006, 1,342,468 in thousands of pesos in 2005 and 1,656,249 in thousands of pesos in 2004 in order to convert the deferred net tax asset amounts recorded by the Bank under BCRA regulations to the amounts determined under US GAAP, as well as an adjustment of the provisions on the said amounts for 479,934 thousands of pesos, 805,873 thousands of pesos and 1,172,674 thousands of pesos for the respective fiscal years therein, in order to convert the amounts provisioned by the Bank under BCRA’s regulations to those in agreement with US GAAP.

Regarding our evaluation of the positive and negative evidence with respect to determining the deferred tax provision, we have considered among those positive: a) the future taxable income projected for the next three years, and b) the history of income in the last three years (2004 through 2006). In addition, the net operating losses not used as of December 31, 2006, were fully provisioned (negative evidence).

The Bank applied a prudent criterion and only recognized the tax loss that it would use in 2007. The tax loss included in the deferred tax assets as of December 31, 2006 amounts to 562,780 thousands of pesos, of which the Bank has provisioned 403,937 thousands of pesos and expects to use 158,843 thousands of pesos in the income tax return for the 2007 fiscal year.

As for the risk factors mentioned on page 11, we understand that the same do not qualify as unsettled circumstances which, if not favorably resolved, would adversely affect the future operations and profit levels on a continuing basis in future years, nor do they qualify as probable contingencies. Therefore, they did not have a negative impact on the deferred tax valuation allowance.

We acknowledge your comment and in future filings, we will incorporate the following additional information at the bottom of the “Deferred tax assets (liabilities)” table included on page F-52, in order to clarify this disclosure:

	2006 (1)	2005 (1)	2004 (1)

Allowances on deferred tax assets in accordance with US GAAP	(816,934)	(1,165,873)	(1,290,674)

Net deferred tax asset under BCRA	—	—	—

Net deferred tax asset under U.S. GAAP	489,739	536,595	483,575
_______________
(2) In thousands of Ps.

Note 17.4.3. Federal Government Secured Loans, page F-56

4.
We refer to the Federal Government Loans line item in the Argentine Banking GAAP to US GAAP reconciliation of net income and stockholders equity on page F-65 that increases US GAAP net income by 350.286 million pesos in 2006, 912.300 million pesos in 2005 and 183.692 million pesos in 2004, equal to 36%, 56% and 13% of US GAAP net income for these respective periods. We also refer to related disclosures in Note 17.18, “Transfers and servicing of financial assets and extinguishment of liabilities”. Please provide us with an detailed explanation of how in 2001 you accounted for under Argentine Banking GAAP and US GAAP, the swap of a portion of your holdings in federal government securities and loans to the federal government with a face value of US$3.292 billion for Guaranteed Loans totaling US$3.360 billion during fiscal year 2001. Please provide the following information:

First of all we would like to clarify that Note 17.18 makes reference to swaps effected with Guaranteed Bonds 2018 (BOGAR 2018), the analysis of which must be made in relation to Note 17.5.2 to our Consolidated Financial Statements since the discussion here is about government

Annex A (cont.)

securities, and not in relation to Note 17.4.3 which makes reference to Federal Goverment Secured Loans. Therefore, all matters discussed under this point are related to the exchange of government securities for Federal Goverment Secured Loans included in Note 17.4.3. to our Consolidated Financial Statements.

Accounting of the swap under BCRA standards

On November 1, 2001, by Decree No. 1387/01, the National Executive Power instructed the Ministry of Economy to offer on a voluntary basis a swap of the national and provincial public debt for loans guaranteed by the National State or by the Trust Fund for Provincial Development. By Decrees No. 1387/01 and 1646/01 were established the basic characteristics for the secured loans, inter alia: conversion at face value plus accrued interest for the swapped obligation (one to one), issuance in the same currency as the swapped obligation (US dollars), use of the resources from the Tax on Current Account Debits and Credits and in general of all resources pertaining to the National State under the Federal Tax Coparticipation System, as guarantee for all capital and interest maturities corresponding to the secured loans. Furthermore, Decree No. 471/02 determined, inter alia, the conversion into pesos of all obligations of the National, Provincial and Municipal Public Sector denominated in foreign currency and whose applicable law was exclusively the Argentine law, at the rate of exchange of pesos 1.40 per US Dollar or its equivalent in other currencies, with adjustment by C.E.R. and the interest rate applicable to each kind of government security and guaranteed loan according to their average life and original currency of issuance.

In this connection, the Bank and its subsidiaries swaped part of their holdings of securities of the National Public Sector in force as of November 6, 2001, for a face value of 3,296,561 thousands, and received Secured loans for an amount of 3,365,296 thousands of pesos. The initial value of the loans so received was coincident with the previous carryng value of the securities as at the date of the swap (valued at amortized cost) without this generating any income/loss for the recognition of the swap. As determined by Communications “A” 3366 and “A” 3385 of the BCRA, as of December 31, 2001 such secured loans are valued at the exchange values set forth by the Ministry of Economy as of November 6, 2001, plus interest accrued until the end of the fiscal year, and are recorded under Loans account for a total of 3,391,029 thousand pesos. In addition, as of December 31, 2001, the balance of such secured loans has been regularized for 457,818 thousand pesos under “Swap Decree No. 1387/01”, whose balance reflects the positive difference between the face value of the secured loans received by the Entity and the carryng value of the securities and loans delivered in the swap as at November 6, 2001, net of the portion linearly accrued as of December 31, 2001, according to the life of the secured loans received.

(See Note 4.4.3 to our Consolidated Financial Statements as of December 31, 2001).

Accounting treatment under US GAAP

Immediately before the swap and in view of the economic crisis which affected Argentina at the time as set forth in paragraph 16 of SFAS 115 “Accounting for Certain Investments in Debt and Equity  Securities”, a “non temporary impairment” affected the public securities to be swapped, which were accounted for at the time as held to maturity, so a loss was recorded equivalent to the difference between the book value and the fair value of the said public securities at the date of exchange (November 6, 2001). The new value of the securities was considered as their new cost value.

Once this loss was recognized the new value of the public securities to be swapped was used for establishing the cost value of the new secured loans received (which is below the face value of such loans). The quoted market price of the bonds at the date of the swap was the best estimate of fair value of the secured loans received, as the secured loans didn’t have market quoted prices given the contratual conditions of these loans and the economy crisis in Argentina at that time. Furthermore, the estimated cash flows of the secured loans were similar to the quoted market prices of the securities swapped. In addition, given that the Federal Government had publicly announced the swap, the market had considered in advance the effect of the swap in the quoted market prices of the securities to be swapped.

Annex A (cont.)

Later on, in 2002, such cost value under US GAAP was converted into pesos at the rate of pesos 1.4 per US Dollar (see the first bullet point to your comment number 5) of this document). The difference between the face value of the secured loans and their cost value as per US GAAP is accreted using the interest method, according to the paragraph 5 of the SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”.

•	State the nature and terms of the securities held and the principal amount, interest rate and repayment terms of the loans that were collectively swapped.

•	Describe the terms of the secured loans that were received, including the nature, extent and value of the guarantee on the loans received.

In response to your above comments, the main terms and conditions of the secured loans received are as follows:

-	Guarantee: use of the resources from the Tax on Current Account Debits and Credits and in general of all resources pertaining to the National State under the Federal Tax Coparticipation System.

-
Conversion at face value plus accrued interest for swapped obligation (one to one), issuance in the same currency as the swapped obligation (US Dollars), then converted into pesos at the exchanged rate of pesos 1.40 per each US Dollar, plus adjustment by CER (benchmark stabilization coefficient).

-	Rate: in general terms fixed rate between 3% and 5% annual, applicable over principal adjusted by CER.

-	Terms: in general terms, the expiration date in three years after the expiration of the securities swapped.

Detailed in the attached Annex A.1. are the characteristics of each government securities delivered and of the secured loans received in exchange, converted into pesos according to Decree No. 471/02, as well as the guarantees set forth in respect thereof.

Annex A (cont.)

The face value of the securities delivered in swap by the company and the face value of the loans/bonds to be received in swap established for the National Goverment it is detailed below:

Name of Securities delivered in swap	Symbol (1)	Face Value of Securities delivered in swap (in millon of Ps.)	Name of Loans/Bonds to be received in swap	Face Value of loans/bonds to be received in swap (in millon of Ps.)
BONTES 8.75% - DUE DATE 5-9-2002	BT02	2	FIXED RATE SECURED LOAN BONTE 02	2
SECURITIES AT 16.5% WITH EXPIRATION IN 2008, GUARANTEED WITH COPARTICIPATION RESOURCES	CHAQ	1	SECURED BOND	1
BONDS AT FLOATING RATE IN US DOLLARS	FRB	328	FLOATING RATE SECURED LOAN FRB	329
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 7% 2001-2004 AND 15.50% 2004-2008	GD08	2,370	VARIABLE RATE SECURED LOAN GL 08	2,432
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 11.375% 1997-2017	GE17	19	FIXED RATE SECURED LOAN GL 17	20
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12% 2001-2031	GE31	184	FIXED RATE SECURED LOAN GL 31 MEGA	193
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12.375% 2001-2012	GF12	1	FIXED RATE SECURED LOAN GL 12	1
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 12.125% 1999-2019	GF19	4	FIXED RATE SECURED LOAN GL 19	4
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12% 2000-2020	GF20	2	FIXED RATE SECURED LOAN GL 20	2
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 11.75% 2000-2015	GJ15	3	FIXED RATE SECURED LOAN GL 15	3
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12.25% 2001-2018	GJ18	87	FIXED RATE SECURED LOAN GL 18	84
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12% 2001-2031	GJ31	2	FIXED RATE SECURED LOAN GL 31	2
BONDS AT 13.25% WITH EXPIRATION ON 29 MARCH 2010. SERIES Nº7	GPBX7	0	SECURED BOND	0
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 9.75% 1997-2027	GS27	16	FIXED RATE SECURED LOAN GL 27	16
PUBLIC SECURITIES OF THE PROVINCE OF SAN JUAN SECURED BY THE ARGENTINE REPUBLIC-13.25%	GSAJ1	0	SECURED BOND	0
SOCIAL SECURITY DEBTS CONSOLIDATION BONDS IN US DOLLARS - 2ND SERIES	PRE4	1	VARIABLE RATE SECURED LOAN PRE 4	1
CONSOLIDATION BONDS IN NATIONAL CURRENCY - 1ST SERIES	PRO1	0	FIXED RATE SECURED LOAN PRO 1	0
CONSOLIDATION BONDS IN US DOLLARS - 3RD SERIES	PRO6	2	VARIABLE RATE SECURED LOAN PRO 6	2
FLOATING RATE EURO BOND US$ 74 M 06 S22	PX22	3	SECURED BOND	3
GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN PESOS 10% 2001-2004 AND 12% 2004-2008	RA08	4	VARIABLE RATE SECURED LOAN GL 08	4
BONDS OF THE ARGENTINE REPUBLIC WITH VARIABLE COUPON - DUE DATE 2005	RV05	1	FIXED RATE SECURED LOAN FRAN	1
BONTES 9.9375%/2007	TS27	4	FIXED RATE SECURED LOAN BONTE 27	4
BONTES 11.75% 2003	TY03	40	FIXED RATE SECURED LOAN BONTE 03	40
BONTES 12.125% 2005	TY05	151	FIXED RATE SECURED LOAN BONTE 05	151
BONTES 11.75% 2006	TY06	5	FIXED RATE SECURED LOAN BONTE 06	5
FLOATING RATE GOVERNMENT BONDS IN US DOLLARS SERIES I	VBA3	5	VARIABLE RATE SECURED LOAN RADAR 1	5
FLOATING RATE NATIONAL GOVERNMENT BONDS IN US DOLLARS	VBL6	2	VARIABLE RATE SECURED LOAN RADAR 3	2
FLOATING RATE NATIONAL GOVERNMENT BONDS IN US DOLLARS	VBS5	0	VARIABLE RATE SECURED LOAN HEXAGON 4	0
FLOATING RATE GOVERNMENT BONDS IN US DOLLARS SERIES II	VBY3	5	VARIABLE RATE SECURED LOAN RADAR 2	3
VARIABLE RATE GOVERNMENT BONDS - AT RATE OF SURVEY - 4TH SERIES	VE02	50	VARIABLE RATE SECURED LOAN BP E+330	50
		3,292		3,360
(1) According to the Buenos Aires Stock Exchange

Annex A (cont.)

•
Describe how you determined the fair value of the securities and debt instruments involved in the swap under US GAAP, including your source for the quoted market values and exchanges these debt instruments were traded on.

The market values of the public securities handed over in exchange were obtained multiplying the face value of each security by its listed value at the close of November 5, 2001. The listed value was obtained from the Mercado Abierto Electrónico (“MAE”). The MAE is the primary Argentine market where financial entities trade their government securities, the prices listed by such market constitute quoted marked price available in active markets, according to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, paragraph 137.

•	Discuss how you determined the gain or loss under US GAAP, on the securities / loan for guaranteed debt swaps transaction, citing the specific authoritative US sources of GAAP you relied on.

As described in the sixth paragraph (“Accounting treatment under US GAAP”) of our response to your comment 4, the swap of public securities for Federal Government Secured Loans caused no gain/loss under US GAAP.

Prior to the swap and according to the paragraph 16 of the SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” a “other than temporary impairment” affected the public securities to be swapped, which were accounted for at the time as held to maturity, so a loss was recorded equivalent to the difference between the book value and the fair value of the said public securities at the date of exchange (November 6, 2001). The new value of the securities was considered as their new cost value.

Once this loss was recognized the new value of the public securities to be exchanged was used for establishing the cost value of the new secured loans received. The quoted market price of the bonds at the date of the swap was the best estimate of fair value of the secured loans receivedas the secured loans didn’t have market quoted prices. Furthermore, the estimated cash flows of the secured loans were similar to the quoted market prices of the securities swapped. In addition, given that the Federal Government had publicly announced the swap, the market had considered in advance the effect of the swap in the quoted market prices of the securities to be swapped.

Later on, and according to Decree No. 471/02, which affected the public sector obligations denominated in foreign currency whose applicable law was the Argentine law, such cost was converted to Argentine pesos at the rate of pesos 1.4 per US Dollar. The effects of the conversion into pesos of the secured loans were recorded as a 2002 event. (Please refer to AICPA International Practices Task Force document issued on May 23, 2002 – Appendix B- Page B-4).

Based on the above and thereafter, the Bank recognizes the income for each fiscal year using the accretion interest method, as previously mentioned, according to the paragraph 5. of SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”.

•
In addition to the losses recorded for SFAS 115 other-than-temporary impairments on securities held please tell us how you determined the gain or loss on the restructuring of your loan portfolio based on the swap of your loans held for secured loans. Consider in your response the requirements of SFAS 15 with respect to accounting for a troubled debt restructurings.

With respect to this particular issue, it must be pointed out that, even though the first paragraph of Note 17.4.3. to our Consolidated Financial Statements as December 31, 2006 states that, as indicated by Decree No. 1387/01, the exchange affects both to federal government securitiers and loans, the swap effected by the Bank on November 6, 2001 only included holdings of securities of the Bank. Acordingly, the swap did not include loans.

Annex A (cont.)

•
Explain how these securities / loan for guaranteed loan swaps that occurred in 2001 have impacted the Argentine Banking GAAP to US GAAP reconciliation for the three-year period ended December 31, 2006.

 In 2001, under BCRA standards, as explained in the third paragraph “Accounting of the swap under BCRA’s standards” of this point, the swap generated no income/loss since the securities were converted into secured loans at their face value plus interest accrued for the exchanged obligation (one to one).

Under US GAAP the cost of the secured loans received was equal to the listed value of the securities given in exchange, which in turn was much lower than the accounting value under BCRA’s standards. This is due to the fact that prior to the swap a “other than temporary impairment” was accounted for the securities to be delivered, which as mentioned in the preceding paragraph was not accounted for under BCRA standards. The difference between the valuation of these secured loans under both standards was recorded in the reconciliation for the fiscal year ended December 31, 2001. Such adjustment caused a decrease in the shareholders equity and in the income/loss in Argentine pesos amounting to 1,759,117 thousands. In the fiscal years for 2004, 2005 and 2006 the Bank’s equity was adjusted according to the difference between the valuation of the holdings of these assets at the close of each year under both US and Argentine Banking GAAP, as detailed below:

	2006 (1)	2005 (1)	2004 (1)
Guaranteed loan portfolio under BCRA	2,617,265	3,574,617	5,889,224

Guaranteed loan portfolio under US GAAP	2,058,051	2,665,617	4,067,424

Difference – Reconciliation adjustment	559,214	909,500	1,821,800
_______________
(1) In thousands of Ps.

The main year to year variation in the balances of the portfolio corresponds to sales effected. The impact of these sales in the reconciliation is important since the portfolio value under US GAAP is less than the value recorded in our books under Argentine Banking GAAP; each sale causes a small gain under local standards but releases a portion of the adjustment made at the beginning of 2001 under US GAAP as mentioned in preceding paragraphs. To a lesser extent the portfolio balance is affected by the accretion of the holdings during the period being reported.

5.	With respect to the subsequent accounting for these securities/loans to guaranteed loan swaps during the three-year period ended December 31, 2006 please tell us the following:

•
Tell us why the values of the US$ denominated Guaranteed Loans received in 2001 swap were calculated starting in 2004 as converted into pesos and discuss any resulting gain or loss on foreign exchange conversion under US GAAP.

The convertion into pesos of the secured loans was not carried out in 2004, as mentioned in your comment.

The effects of the convertion into pesos of the secured loans have been recorded as a 2002 event. (Please refer to AICPA International Practices Task Force document issued on May 23, 2002 – Appendix B- Page B-4).

As mentioned in the third paragraph of our comments included in point 4, the secured loans received in swap for public securities during 2001 were converted into pesos (only once) at the rate of pesos 1.4 per US Dollar during fiscal year 2002 as determined by Decree No. 471/02, complementary to a Decree No. 214 dated February 3, 2002, which affected all public sector obligations denominated in foreign currency where the Argentine law was applicable. According to the above-mentioned decree, the debts would in future be adjusted by the CER coefficient, accruing interest on the adjusted capital considering the average life and the original currency of issuance of each guaranteed loan.

Annex A (cont.)

•	Discuss in detail how you accounted for the interest accretion on these restructured secured loans during the three-year period ended December 31, 2006 under Argentine and US GAAP.

Under Argentine Banking GAAP the secured loans are valued at the smallest of the following values: 1) present value discounted at rates set forth by the BCRA; 2) accounting value of the loans at February 2003 plus interest accrued and less collections received as from the said date. Accordingly, income recognized under Argentine Banking GAAP is not equal to the interest accrued on these loans.

Under US GAAP the difference between: 1) the listed prices of the securities swapped in 2001 (initial cost of the secured loans) then converted into pesos in 2002, plus CER adjustment, and 2) face value plus CER and interest adjustment; is accreted using the interest method.

•	Explain how the 2004 income statement was affected by the allowance recovery recorded under BCRA rules (loss) and how this allowance recovery affected the Argentine to US GAAP reconciliation.

The company only recorded allowances on the secured loans under BCRA regulations. Under US GAAP the company recorded no allowances for bad debts on the secured loans, and has therefore not considered any income/loss for recovery of allowances under US GAAP. The recovery of allowances under BCRA standards causes the BCRA values for such loans to be above those previously recorded, and therefore causes the reconciliation adjustment under US GAAP to increase for the said reason.

We also bring to your atention that the value considered under US GAAP for the secured loans is well below the values considered under BCRA’s regulations.

•
Discuss in detail the timing, nature and amount of the sale of an important part of the stock of these assets transactions that occurred during 2005 and 2006 wich resulted in revenues that ended at market values significantly higher than under US GAAP.

We attach hereto a detail of the sales of secured loans made during fiscal years 2005 and 2006. Such sales were made to third parties under normal market conditions and were collected under Cash and Banks. Such transactions qualify as sales in terms of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, paragraph 9, that is to say, they are not subject to any condition nor are they in any way guaranteed by the Bank.

Under BCRA regulations the loss or gain from sales (the difference between the value at which these secured loans are valued and the sales price) is charged to income/loss at the time of the sale.

Under US GAAP these loans are valued at a lesser value than under Argentine Banking GAAP, so the sale thereof originated a significant gain under US GAAP.

As informed under point 4 of your comments, under US GAAP a loss was recorded in November 2001 in relation to an “other than temporary impairtment” for value of the securities that were later on delivered in exchange for the secured loans. Such loss recongnized under US GAAP was not recorded under Argentine Banking GAAP, and therefore the US GAAP values for the guaranteed loans are substantially lower than the values under local regulations. In such connection, at the time of sale of each guaranteed loan the company acknowledged the corresponding gain under US GAAP since it is recorded against a counterpart under Cash and Banks.

Detailed below are the sales effected in the period 2005-2006 calculated according to both standards, and their respective gain/loss.

Annex A (cont.)

Portfolio sales value under Argentine Banking GAAP in thousands of Argentine pesos:

	Sales price	Book value	Gain (+) / Loss (-)
2005	2,550,984	2,561,929	(-)10,945
2006	1,199,288	1,146,716	(+)52,752

Portfolio sales value under US GAAP in thousands of Argentine pesos:

	US GAAP value	Gain
2005	1,734,669	816,315
2006	904,768	294,520

•	Discuss how revenue and gain recognition was determined under US GAAP and describe the specific US GAAP accounting literature you relied on to record any revenue and gain on the sale of these assets.

Given the characteristics of the sale of secured loans, namely: to unrelated third parties, without gurantee, without repurchase agreement, with counterpart under cash and banks, the income so generated was an income obtained under US GAAP, and qualifies as a sale in terms of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, paragraph 9. The table disclosed at the previous bullet point shown the gain (difference between the sale price and US GAAP value) determined under US GAAP.

•	State if these sales were on a non-recourse, limited or full recouse basis and disclose the amount of any recourse liabilities recorded under SFAS 140, if any.

As previously mentioned, these sales have no guarantee or recourse against the Bank, nor is there any commitment of the Bank regarding their collectibility or repurchase – they are made on a non-recourse basis.

•
Explain in detail how the above transactions have resulted in reductions to US GAAP Stockholders’ equity of 559.214 million pesos in 2006, 909.500 million pesos in 2005 and 1.821.800 million pesos in 2004, equal to 46%, 370% and 137% for each year respectively.

Note 17.4.3. explains that it is the effects of the adjustment required to state such amounts in accordance with US GAAP that generates stockholders’ equity reductions. In particular, these sales transactions did not generate a stockholders’ equity reduction in terms of US GAAP but generated gain, and therefore reduced the stockholders’ equity adjustment during the period 2004-2006.

6.
Provide similar disclosure regarding how you accounted for under Argentine Banking GAAP and US GAAP the swaps in April and August of 2004 of Secured Bonds due in 2018 for Government Bonds wich resulted in a decrease in net income under US GAAP for 2004 of 104.337 million pesos for the April transaction and an increase of 107.955 million pesos for the August transaction. Please also:

•	Cite in your response the specific US GAAP authoritative guidance that you used to record these transactions.

•	Refer to Note 17.18, Transfers and servicing of financial assets and extinguishment of liabilities, page F-63.

During 2001 and 2002 the Federal Executive Power imposed severe restrictions on the withdrawal of money from the financial institutions. Later on, a series of regulations were implemented which established a schedule of reprogrammed maturities for deposits in the financial system. The BCRA, through a number of communications, set forth the dates of the schedule for the reimbursement of deposits according to their currency and amount.

Annex A (cont.)

On the other hand, the Federal Executive Power issued a number of decrees which established the general conditions and procedure applicable for the holders of rescheduled deposits to be able to recover them in National Government Bonds (Swaps I and II). The financial entities would cancel such liabilities in their clients’ deposits with National Government Bonds which were subscribed by delivering different types of assets (see Note 1.3 to our Consolidated Financial Statements as of December 31, 2004).

Under US GAAP, the authoritative guidance used was SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (paragraphs 9 and 16).

i)	Swap I (December 2003 and April 2004 transaction)

Decrees No. 494/02, 620/02 and 905/02 established the general conditions and procedure through which the holders of deposits in pesos and foreign currency would be able to make use of Swap I with respect to their deposits in the financial system. The different options were set forth according to the characteristics of deposits and depositors, and consisted of the reception of “National Government Bonds in US Dollars LIBOR 2005”, “National Government Bonds in US Dollars LIBOR 2012” and “National Government Bonds in Pesos 2% 2007”. Such option expired in July 2002.

On April 26, 2004, the Bank handed over to the National Government Secured Bonds due in 2018, which it kept in its assets in order to subscribe the above-mentioned bonds which would be delivered to depositors in cancellation of their liabilities with the Bank, thus completing the Swap I of deposits for National Government Bonds. These bonds were accepted by the National Government at their face value. Under BCRA rules, this swap did not generate significant income/loss because the Secured Bonds due in 2018 that the Bank had recorded in its assets were recorded at a value very close to the face value as per Communication “A” 3911 (see Note 4.4.2 “Unlisted Government Securities” to our Consolidated Financial Statements as at December 31, 2003 and 2004).

The transaction was agreed upon and consummated in December 2003. Once the swap transaction had taken place in 2003, the National Government proceeded to implement the physical swap of certificates in early 2004 and therefore the delivery process of such certificates was only perfunctory in April 2004.

Under US GAAP, as of December 31, 2003, the Secured Bonds due in 2018 were registered at their fair value calculated on the basis of their present values. However, as on such date it was certain that part of these bonds had to be transferred to the National Government at their face value (the delivery occurred in April 2004 but the transaction was agreed in 2003), it was decided to recognize this greater value of the secured bonds (a difference between their fair and face values) as an income of fiscal year 2003 for 104,337 thousands of pesos. This 2003 gain is stated separately in the reconciliation note, both in equity and in income (gain on extinguishment of liabilities, footnote 37.18), while the valuation of the bonds (securities valuation adjustment, footnote 37.5) is maintained at fair value. During fiscal year 2004, when the swap of deposits for bonds took place, this gain reverts from the concept of Note 37.18 (gain on extinguishment of liabilities) and is recognized in Note 37.5 (securities valuation adjustment- income) as the stock of Secured Bonds due 2018 is reduced). The adjustment to shareholders’ equity for this concept in 2004 equals zero.

ii)	Swap II (August 2004 transaction)

By Decrees No. 1836/02 and 2167/02, the National Government established the bases for the Swap II of Deposits in the Financial System, which regulated the choices open for the holders of such deposits. In accordance with the rules mentioned above, the holders of Rescheduled Deposit Certificates originally constituted in foreign currency could choose to receive in payment for such certificates, “National Government Bonds in US Dollars 2013”. The term for exercising the swap option expired on May 23, 2003.

Annex A (cont.)

On August 17, 2004, the Bank handed over Secured Bonds due 2018 which it had kept among its assets in order to subscribe the bonds that would be handed over to the depositors in cancellation for their liabilities with the Bank, thus completing the Swap II of deposits for National Government Bonds. These Bonds were accepted by the National Government at their face value.

As previously mentioned, under US GAAP the Secured Bonds due in 2018 were registered at their fair value and these bonds had to be transferred to the National Government at their face value.

Consequently, this generates an income of 107,955 thousands of pesos under US GAAP equal to the difference between the face value of the Secured Bonds due 2018 and their fair value.

Note 17.4.4. Loans – Non-Financial Provincial Governmental Sector and other government sector agencies, page F-56

7.
We refer to the Provincial Government loans line item in the Argentine Banking GAAP to US GAAP reconciliation on page F-65 for 149.012 pesos in 2006; 26.298 million pesos in 2005 and 153.298 million pesos in 2004. Please tell us the following information:

•
Provide a chronology of the events that led to the default on the public debt and the rescheduling of the Federal Government’s debt and quantify how this rescheduling affected the Company’s valuation of the Company’s Provincial Government loan portfolio. Refer to Risk Factors on page 11.

Chronology of events that led to the debt swap.

1.	The National Government sets forth the bases for the voluntary debt swap for loans and/or secured bonds, thus originating the rescheduling of the debt existing at that moment (November 2001).

2.	The National Government suspends the payment of the debt not included in the rescheduling mentioned above (December 2001).

3.
The pesification (conversion into pesos) of debts in foreign currency is established at a rate of exchange of pesos 1.4 per US dollar plus adjustment according to CER and interest applicable to each type of public security and guaranteed loan, considering their average life and original currency of issuance. An agreement between the Nation and the Provinces is entered into establishing, among other things, the possibility that the provinces entrust the Federal Government to renegotiate their debts under the same guidelines affecting the national public debt (February 2002).

4.
By Decree No. 1579/02, the National Executive Power instructs the Trust Fund for Provincial Development to assume the provincial debts implemented in the form of public securities, bonds, treasury bills or loans which may be converted into secured bonds on a voluntary basis (August 2002).

5.	During the second half of 2004, the Bank receives Secured Bonds due 2018 in exchange for part of the obligations of the provincial public sector.

6.
During 2005, by Decree No. 977 the Trust Fund for Provincial Development is ordered to issue the Secured Bonds due 2020 (BOGAR 2020) required in order to carry out the conversion of its debt into corporate bonds, and the conditions therefore are determined.

7.
During 2006, the Bank receives Secured Bonds due 2020 in exchange for Corporate Bonds issued by the Trust Fund for Provincial Development, thus completing the restructuring of the debt initiated during November 2001.

Annex A (cont.)

It must be noted that all capital and interest services of the securities received in exchange for the debt in existence as of November 6, 2001, as mentioned above, have been paid up to this date in accordance with the conditions originally agreed upon by the National Government. The risk factor included on page 11 of our Form 20-F as at December 31, 2006 makes reference to the high level of exposure of the public securities and national government loans; in the hypothetical case that such debt were to be once again renegotiated, the Bank might have its financial condition seriously affected, in spite of the fact that it was paid in due time until this date.

The Bank has significantly reduced its debt since 2002 until this date. Its present exposure is 25% below the amount at that date (it fell from 9.5 billion as of December 31, 2002 to 7.1 billion as of December 31, 2006).

•
Describe the specific terms of the swap of 812.165 million pesos of Provincial Development Trust Fund Corporate Bonds for the BOGAR 2020 in 2003, how they were valued and how the gain or loss on the swap was determined in accordance with Argentine and US GAAP. Cite the specific authoritative US GAAP accounting guidance you relied on to determine the valuation and the gain or loss on the restructuring swap.

Under BCRA’s rules, corporate bonds issued by the Provincial Development Trust Fund were valued as follows:

As of December 31, 2001, they were valued at their face value plus interest accrued at the end of the fiscal year. During fiscal year 2002, these accretions were converted into pesos at a rate of pesos 1.4 per US Dollar and adjusted according to CER plus interest accrued until the end of the fiscal year.

From 2003 through 2005, they were valued at their present value according to the provisions of Communication "A" 3911 of the BCRA. The present value was calculated by discounting the cash flows contractually agreed upon at the rates determined in such Communication according to the following detail: As of December 31, 2003, 2004 and 2005, 3%, 3.5% and 4%, respectively. During 2006, public securities received by rescheduling (BOGAR 2020), registered as unlisted public securities, were valued at their present value according to the provisions of the said Communication.

Under US GAAP, the Provincial Development Trust Fund Corporate Bonds were registered at their fair value calculated according to a methodology of discounted cash flows based on a market rate from 2001 through 2005, taking into consideration the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, paragraph 137 – Appendix C, and SFAS 107, “Disclosures about Fair Value of Financial Instruments”, paragraphs 11 and 24. During 2006, the Bonds received during the restructuring period were valued also at their market value and were recorded as available for sale, considering as cost value the fair value of the Provincial Development Trust Fund Corporate Bonds at the time of the swap. This fair value did not differ from the fair value of the bond received, which was calculated on the basis of present values as they were not listed. The Bank has considered in this particular case the guidelines of EITF 94-8 “Accounting for Conversion of a Loan into a Debt Security in a Debt Restructuring”.

Therefore, the above-mentioned swap did not generate results under US GAAP. Additionally, in every year the value determined under US GAAP was below that determined by Argentine Banking GAAP.

As of December 31, 2006, the reconciliation adjustment to US GAAP deriving from the BOGAR 2020 securities amounts to 76,307 thousands of pesos (reduction of net equity) according to the following detail, included in Note 17.5.1. Therefore, the gain included in Note 17.4.4. for 149,012 thousands of pesos is offset with the adjustment included in Note 17.5.1.

Annex A (cont.)

Face Value	812,165	(1)

BCRA valuation	828,792	(1)

US GAAP valuation	752,485	(1)

Difference – Reconciliation Adjustment	76,307	(1)
_______________
(1) In thousands of Ps.

Note 17.5. Government and private valuation, page F-57

8.
We refer to the Government Securities line item that resulted in an increase to US GAAP net income in the Argentine Banking GAAP to US GAAP reconciliation in Note 17.24 on page F-65 for 55.710 million pesos in 2006, 395.795 million pesos in 2005 and 531.630 million pesos in 2004. Please provide us with the following information:

•
Tell us what was the total amount and terms of the specific defaulted Government debt held by the Company during 2005 that was restructured in which you received Dollar-denominated Discount bond for US$26.083 million and Peso-denominated Discount Bonds for 146.818 million pesos.

Bellow follows detailed information on the conditions of the public securities swapped for the bonds received as mentioned above in your comment:

Annex A (cont.)

Securities delivered in swap	Conditions (1)

VEY4	EXTERNAL BILL OF THE ARGENTINE REPUBLIC IN US DOLLARS AT A RATE OF SURVEY OF + 4.95% 2001-2004 - SERIES 74
Date of issuance	11/05/2001
Date of expiration	11/05/2004
Currency of issuance	Dollars
Interest
VARIABLE INTEREST RATE (BASE RATE PLUS A MARGIN OF 495 BASIS POINTS, RATE OF SURVEY). TO BE FIXED AT THE BEGINNING OF EACH INTEREST PERIOD. MONTHLY PAID PER PAST DUE PERIOD ON THE 11TH DAY OF EACH MONTH

Form of amortization	IN 5 EQUAL AND CONSECUTIVE QUATERLY INSTALLMENTS, THE FIRST ONE BEING ON 5.12.03

LE90	TREASURY BILLS IN US DOLLARS - DUE DATE 3.15.02
Date of issuance	3/16/2001
Date of expiration	3/15/2002
Currency of issuance	Dollars
Interest	ISSUED AT DISCOUNT
Form of amortization	TOTAL AT EXPIRATION

GL30	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 10.25% 2000-2030
Date of issuance	07/21/2000
Date of expiration	07/21/2030
Currency of issuance	Dollars
Interest	INTEREST RATE AT 10.25% PER ANNUM, PAID SEMIANNUALLY PER PAST DUE PERIODS ON THE 21ST OF JANUARY AND THE 21ST OF JULY OF EACH YEAR
Form of amortization	TOTAL AT EXPIRATION

TS27	BONTES 9.9375% /2027
Date of issuance	9/19/1998
Date of expiration	9/19/2027
Currency of issuance	Dollars
Interest	ANNUAL FIXED RATE AT 9.9375%. SEMIANNUAL PAYMENT ON 19 MARCH AND 19 SEPTEMBER OF EACH YEAR
Form of amortization	TOTAL AT EXPIRATION

PRE3	SOCIAL SECURITY DEBTS CONSOLIDATION BONDS IN NATIONAL CURRENCY - 2ND. SERIES
Date of issuance	01/09/1992
Date of expiration	01/09/2002
Currency of issuance	Pesos
Interest	VARIABLE INTEREST RATE. INTEREST ARE CAPITALIZED ON THE FIRST 72 MONTHS, THEN PAID ON A MONTHLY BASIS TOGETHER WITH AMORTIZATION INSTALLMENTS
Form of amortization	MONTHLY. 48 INSTALLMENTS: 47 AT 2.08% AND 1 AT 2.24% OF THE ISSUED AMOUNT PLUS CAPITALIZED INTEREST

PRE4	SOCIAL SECURITY DEBTS CONSOLIDATION BONDS IN US DOLLARS - 2ND SERIES
Date of issuance	01/09/1992
Date of expiration	01/09/2002
Currency of issuance	Dollars
Interest	LIBO RATE AT 30 DAYS. INTEREST ARE CAPITALIZED DURING THE FIRST 72 MONTHS, THEN PAID ON A MONTHLY BASIS TOGETHER WITH AMORTIZATION INSTALLMENTS
Form of amortization	MONTHLY IN 48 INSTALLMENTS: 47 AT 2.08% AND 1 AT 2.24% OF THE ISSUED AMOUNT PLUS CAPITALIZED INTEREST

PRO2	CONSOLIDATION BONDS IN US DOLLARS - 1ST SERIES
Date of issuance	01/04/1991
Date of expiration	01/04/2007
Currency of issuance	Dollars
Interest
LIBO RATE AT 30 DAYS AS DETERMINED BY BCRA ON THE AVERAGE OF RATES REPORTED BY CORRESPONDENT BANKS. INTEREST ARE MONTHLY CAPITALIZED DURING THE FIRST  72 MONTHS AND ARE PAID TOGETHER WITH THE AMORTIZATION

Form of amortization	MONTHLY. 120 INSTALLMENTS: 119 AT 0.84% AND 1 AT 0.04% OF THE AMOUNT ISSUED PLUS CAPITALIZED INTEREST

PRO4	CONSOLIDATION BONDS IN US DOLLARS - 2ND SERIES
Date of issuance	12/28/1994
Date of expiration	12/28/2010
Currency of issuance	Dollars
Interest	IT ACCRUES LIBO RATE AT 30 DAYS. INTEREST ARE CAPITALIZED DURING THE FIRST 72 MONTHS AND THEN MONTHLY PAID WITH AMORTIZATION INSTALLMENTS
Form of amortization	120 MONTLY INSTALLMENTS: 119 AT 0.84% AND THE LAST ONE AT 0.04%. PAYMENT BEGINS TOGETHER WITH INTEREST

Annex A (cont.)

Securities delivered in swap	Conditions (1)

PRO6	CONSOLIDATION BONDS IN US DOLLARS - 3RD SERIES
Date of issuance	1/15/1999
Date of expiration	4/15/2007
Currency of issuance	Dollars
Interest	LIBO RATE FOR EURO DOLLAR DEPOSITS AT 3 MONTHS TERM. QUATERLY PAYMENT ON 15 JANUARY, 15 APRIL, 15 JULY AND 15 OCTOBER OF EACH YEAR
Form of amortization	25 EQUAL AND CONSECUTIVE QUATERLY INSTALLMENTS, EQUIVALENT TO 4% OF THE ISSUED AMOUNT, PAID WITH INTEREST INSTALLMENTS AS FROM 4/15/2001

PRO1	CONSOLIDATION BONDS IN NATIONAL CURRENCY - 1ST SERIES
Date of issuance	01/04/1991
Date of expiration	01/04/2007
Currency of issuance	Pesos
Interest	VARIABLE RATE. INTEREST ARE CAPITALIZED ON THE FIRST 72 MONTHS AND THEN PAID ON A MONTHLY BASIS WITH THE AMORTIZATION INSTALLMENTS.
Form of amortization	MONTHLY. 120 INSTALLMENTS: 119 AT 0.84% AND 1 AT 0.04% OF THE AMOUNT ISSUED PLUS CAPITALIZED INTEREST

PRO5	CONSOLIDATION BONDS IN NATIONAL CURRENCY - 3RD SERIES
Date of issuance	1/15/1999
Date of expiration	4/15/2007
Currency of issuance	Pesos
Interest	VARIABLE RATE. QUATERLY PAYMENTS ON 15 JANUARY, 15 APRIL, 15 JULY AND 15 OCTOBER OF EACH YEAR.
Form of amortization	IN 25 EQUAL AND CONSECUTIVE QUATERLY INSTALLMENTS, EQUIVALENT TO 4% OF THE ISSUED AMOUNT

PRO9	CONSOLIDATION BONDS IN NATIONAL CURRENCY - 5TH SERIES
Date of issuance	4/15/2001
Date of expiration	4/15/2007
Currency of issuance	Pesos
Interest	BCRA INTEREST RATE, COMMUNICATION "A" 1828, QUATERLY PAID
Form of amortization	16 QUATERLY INSTALLMENTS AT 6.25%
(1) Source: Buenos Aires Stock Exchange

Following is an explanation of the conditions of the bonds received in swap:

Securities delivered in swap	Conditions (1)

DICP	DISCOUNT SECURITIES IN PESOS GOVERNED BY THE ARGENTINE LAW EXPIRING IN DECEMBER 2033
Date of issuance	12/31/2003
Date of expiration	12/31/2033
Currency of issuance	Pesos
Interest
Securities will accrue interest, calculated on one year of 360 days formed by 12 months of 30 days each, from and including 12.31.03, until, but not including, 12.31.33, at 5.83%. One part of the interest accrued before 12.31.13 will be paid in cash and the other part will be capitalized. This means that on the pertinent payment date, the portion of interest that is capitalized is not paid in cash but is added to the amount of capital of the Discount Securities, and future interest calculations are based on this amount of adjusted capital. Payments in cash will be made in the currency of denomination of the corresponding Discount Securities. Interest Payment dates for Discount Securities are 30 June and 31 December of each year.

Form of amortization
In 20 semiannual installments on 30 June and 31 December of each year, commencing on 30 June 2024. Each of the 20 semiannual payments will include the capitalized amounts accrued before the first repayment date.

DICY	DISCOUNT SECURITIES IN US DOLLARS GOVERNED BY THE LAW OF NEW YORK EXPIRING IN DECEMBER 2033
Date of issuance	12/31/2003
Date of expiration	12/31/2033
Currency of issuance	Dollars
Interest
Securities will accrue interest at 8.28% per annum, calculated over a year of 360 days formed by 12 months of 30 days each, from and including 12.31.03, until but not including 12.31.33. One part of the accrued interest before 12.31.13 will be paid in cash and the other part will be capitalized. This means that on the pertinent payment date the portion of interest that is capitalized is not paid in cash but, on the contrary, it is added to the capital amount of the Discount Securities, and future interest calculations are based in the adjusted capital amount. Portion to be capitalized: From 12.31.03 up to but excluding 12.31.08: 2.51%. Interest payment dates for Discount Securities are 30 June and 31 December of each year. The portion of interest that should have been paid in cash on 6.30.04 and 12.31.04 will be paid in cash on the Settlement Date

Form of amortization
In 20 semiannual installments on 30 June and 31 December of each year, commencing on 30 June 2024. Each of the 20 semiannual payments will include the capitalized amounts accrued before the first date of amortization. The installments of securities denominated in US dollars will be the same.

(1) Source: Buenos Aires Stock Exchange

Annex A (cont.)

Following are the BCRA and US GAAP valuations of bonds handed over and received in swap:

Bond handed over in swap		Bonds received in swap
Type	BCRA Valuation	US GAAP Valuation	Type	BCRA Valuation	US GAAP Valuation

USD External Bills	53,864	22,395	DICP	53,864	22,395

USD Argentine Treasury Bills	526,553	214,684	DICP	321,662	133,738
			DICY	204,891	80,946

Other - trading	2,287	2,287	DICP	2,287	2,287

Total	582,704	239,366		582,704	239,366

•
Discuss the gain or loss recognized in the restructuring swap transaction in 2005 under Argentine and US GAAP; how the assets were valued; and the specific US GAAP accounting guidance you relied on to record this transaction in the Argentine Banking GAAP to US GAAP reconciliation.

According to BCRA’s accounting rules, the public securities swapped during 2005 were valued as follows:

i)
Argentine Republic External Bills in US dollars “Survey + 4.95% 2001-2004” and Treasury Bills Series 90 were valued at the lesser of the book value as of December 31, 2003, and the value that is obtained by applying to the face values at that date the percentage that results by application of the present net value method with respect to the Secured Bonds due 2018, in terms of Communication “A” 4084 of the BCRA.

ii)
Holdings for trading transactions and instruments issued by the BCRA were valued according to the listed prices in force for each security. Differences in quotations were charged to results of each fiscal year.

iii)
Unlisted public securities were valued at the lesser of their present value or their face value (including adjustments and interest accrued), according to the provisions of Communication “A” 3911 as amended by BCRA.

The new securities received by swap, that is to say the Dollar-denominated Discount Bonds and the Peso-denominated Discount Bonds were valued according to BCRA GAAP at the time of effecting the swap, at the book value of the swapped instruments less the interest services received during 2004 and the first half of 2005. Therefore, no income/loss was recorded under BCRA rules at the time the swap took place. As of December 31, 2005, the Dollar-denominated Discount Bonds were recorded by decision of the Bank at their quotation value and the Peso-denominated Discount Bonds at the above-mentioned swap value; such valuation would be reduced in the amount of the services to be received, without any application of updates or interest accrued.

This swap did not generate income/loss under US GAAP taking into account that at the beginning of 2005, the securities swapped were classified as available for sale and valued at their fair value. Likewise, the bonds received in swap were also classified as available for sale, and the cost value was considered to be the fair value of the bonds handed over during the swap, similar to the quoted market prices of the new bonds. Note that given that the Federal Government had publicly announced the swap, the market had considered in advance the effect of the swap in the quoted market prices of the securities to be swapped. The difference between the cost of theses available for sale securities and their fair value is recorded in Other comprehensive income, according to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Annex A (cont.)

•	Provide similar disclosure for the swap in 2006 of the Provincial Development Trust Fund Corporate Bonds into Secured Bonds due in 2020 with a face value of 551,231 million pesos.

Please refer to our comment to the second bullet point of your comment number 7. The 551.231 million correspond to the face value of the swapped Provincial Development Trust Fund Corporate Bonds for which BOGAR 2020 secured bonds were received with a face value of 812.165 million. The BOGAR 2020 secured bonds so received were accounted for under US GAAP as available for sale, and were recorded as from that moment at their fair value. The book value of these securities as at December 31, 2006 under BCRA amounted to 828,792 thousands of pesos while the book value under US GAAP was 752,485 thousands of pesos.

•
Tell us what is the nature of the relationship between the loan swaps described in Note 15.5 and the two loan swap in 2004 described in Note 17.18 on page F-63 in which Secured Bonds due in 2018 were swapped for Government Bonds.

The swaps mentioned in Note 17.18 are considered in our answers to the first two bullet point of your comment 6. There is no relationship between the debt swap mentioned in Note 15.5 and the swaps mentioned in Note 17.18. Note 17.18 is referred to swaps effected for canceling rescheduled deposits and Note 15.5 to swaps made with public securities in default.

Note 17.14. Variable-income investment, page F-59

9.
We refer to the statement that the Consolidar Group has variable-income investment for which under US GAAP its fair value would be determined by mathematical models such as the Black-Scholes model. Please tell us and in future filings to:

•
Describe in greater detail what you mean by variable-income investment and refer to the specific authoritative US GAAP guidance you relied on to estate that these type of investments are valued using mathematical models such as Black-Scholes.

Consolidar Group has carried out investments in public securities with variable income whose fair value under US GAAP is estimated considering mathematical models in accordance with SFAS 107, “Disclosures about Fair Value of Financial Instruments”, paragraph 25. As described in Note 6 to the Consolidated Financial Statements (F-27), the Bank maintains Peso-denominated GDP-related securities for 20,476 thousands and 40,074 thousands as of December 31, 2006 and 2005, respectively. These have been issued by the National Government as a consequence of the national public debt swap and its yield is associated with the Gross Domestic Product of Argentina. The Bank considers that these figures of theses securities holdings are not material and that the effect of reconciliation adjustment between BCRA and US GAAP is not material.

Taking into account that theses securities holdings and the effect of reconciliation adjustment are not material, we will eliminate this disclosure in future filings.

•
Assuming you are referring to the reporting requirements of FIN46R, please describe how the Company determined that the Black-Scholes model is an appropriate model for valuing variable-income investments.

FIN46R is not applicable to the investments mentioned above as such investments consist of Public Securities issued by the National Government, whose yield is linked to the Gross Domestic Product of Argentina.

Annex A (cont.)

Note 17.21. Accounting for derivative Instruments and Hedging Activities, page F-63

10.
We refer to your description of the reporting requirements for derivatives under SFAS 133 and your statement that management believes the derivative instruments used by the bank as detailed in Note 16.18 on page F-48 do not have a material impact on the Company’s financial condition of result of operations. Please tell us and disclose in future filings, for each derivative instrument describe in Note 16.18:

•	How they qualify in accordance with SFAS 133 as fair value hedges, cash flow hedges or foreign currency hedges or economic hedges

As stated in Note 16.7, “The Bank enters into spot, forward, repurchase and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities”.

Following are the notional and fair values (in thousands of pesos) of such transactions as of December 31, 2006:

		Fair value recorded under BCRA
	Notional Value	Asset	Liability
Forward purchases	387,777	—	118
Forward sales	283,243	965	—
Subtotal	671,020	965	118

Interest rate swap	30,000	—	—

As stated in Note 16.18, the notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices.

Forward transactions are effected by the Bank in order to comply with the limits set forth by the BCRA in relation to the technical ratio of the Net Global Position in foreign currency and to reduce fluctuations risks in the rates of exchange. However, such transactions do not qualify as foreign exchange hedge in terms of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.

Also, the Bank has recorded a swap as of December 31, 2006 for a notional amount of 30,000 thousand pesos. This transaction qualifies as cash flow hedge and corresponds to an interest rate swap operation. As expressed in Note 17.21, the Bank believes that the effect of the application of SFAS 133 does not have a material impact on the company’s financial condition or results of operations.

We acknowledge your comment and in future filings we will modify the table included in page F-49 in order to clarify this line item, as follows:

	December 31, 2006
	~~Hedging~~	Trading	Total
Forward sales and purchases of foreign exchange	~~671,020~~	671,020	671,020
Forward sales and purchases of government and private securities	—	—	—
Other forward sales and purchases	—	—	—
Interest rate SWAP	—	30,000	30,000

Annex A (cont.)

•	How the accounting for these derivative transactions as required by SFAS 133 affects the Argentine Banking GAAP to US GAAP reconciliation of net income and stockholders´ equity.

These transactions are valued at fair value under BCRA’s regulations, there being no differences with the US GAAP. Therefore, the income and the net stockholders’ equity are not affected by these transactions.

As expressed in Note 17.11 (F-59), “in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge”. In such Note it is also indicated that the effect of applying the US GAAP only determines assets and liabilities reductions of the same amount: “the Bank’s assets and liabilities would have decreased by approximately 71,868 and 84,523 at December 31, 2006 and 2005, respectively”.

It is also mentioned that the same effect would be disclosed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 16.18.).

General

11.
Please revise Note 17 in future filings to describe for each reconciling item in the Argentine Banking to US GAAP reconciliation the specific US GAAP authoritative guidance you are using for determining the differences between Argentine Banking GAAP and US GAAP accounting.

For the purpose of clarifying the disclosures in our future filings, we propose to the Staff consideration the following changes in the following notes:

17.4.	Loan loss reserve

In second paragraph:

~~U.S. GAAP~~ SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, requires that an allowance for loan losses be maintained to cover estimated losses inherent in the loan portfolio. Under this concept, the specific allowances identified for individual loans or pools of loans are supplemented by an amount provided for inherent loan losses estimated to have been incurred but which are not identified based on individual loan reviews. The amount of inherent loss for loans not specifically provided is estimated based upon evaluation of historical write-off experience, mix of loans and other factors.

17.4.1.	Interest recognition—non-accrual loans

In second and third paragraphs:

Additionally, the Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Banks books and is considered a part of the loan balance. It allowances in its whole when the Bank determined the reserve for credit losses. ~~U.S. GAAP~~SFAS No. 114,“Accounting by Creditors for Impairment of a Loan”, requires that such accrued interest be charged off to income.

The Bank recognizes interest income on a cash basis for non-accrual loans. ~~U.S. GAAP~~SFAS No. 114, requires that if the collectibility of the principal of the non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s consolidated income statements taken as a whole.

Annex A (cont.)

17.4.3.	Federal Government Secured Loans

In third paragraph:

As of December 31, 2001, the above mentioned debt swap was subject to the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. According to SFAS No. 115 ~~a non~~- an “other than temporary impairment affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. Once this impairment is recognized in the accounting, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank considered the mentioned value plus the related CER adjustment accrued. According to SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, the Bank recognizes the income for each fiscal year using the accretion interest method.

17.4.4.	Loans—Non-Financial Provincial Governmental Sector and other governmental sector agencies

In third paragraph:

Considering the issues mentioned above, impairment does affect such credit facilities and a loss must therefore be recorded according to U.S. GAAP for the difference between their accounting value and the expected value of their future cash flows, taking into consideration the provision of SFAS No 115, “Accounting for Certain Investments in Debt and Equity Securities”.

17.5.2.	Government and private securities—Trading Account

In first paragraph:

Under U.S. GAAP, the Bank classified as trading securities, its holdings booked in investment accounts under BCRA’s rules, basically BODEN 2012 and other securities. The Bank carries these Government and private securities in accordance with BCRA (see Note 3.4.2.). Under U.S. GAAP for trading securities, taking into consideration the provision of SFAS No 115, “Accounting for Certain Investments in Debt and Equity Securities”, a fair valuation methodology should be used to value the securities for accounting purposes.

17.7.	Investment in other companies

In second paragraph:

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Argentine Central Bank’s rules. Under ~~U.S. GAAP~~SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 20,638, 16,970 and 13,400 at December 31, 2006, 2005 and 2004, respectively.

17.9.	Vacation expense

In first paragraph:

The cost of vacations earned by employees is generally recorded by the Bank when paid. ~~U.S. GAAP~~SFAS No. 43, “Accounting for Compensated Absences”, requires that this expense be recorded on an accrual basis as the vacations are earned.

Annex A (cont.)

17.12.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ~~U.S. GAAP~~SFAS No. 52, “Foreign Currency Translation”, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2006, 2005 and 2004. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

17.15.1.	Provision related to insurance activities

In third paragraph:

The effects of adjustments required to state such amounts in accordance with US. GAAP, under SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, would have decreased stockholders’ equity by 230,194, 209,039 and 172,930 as of December 31, 2006, 2005 and 2004, respectively.

17.15.2.	Technical Commitments

In second paragraph:

The effects of adjustments required to state such amounts in accordance with US. GAAP, under SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, would have decreased liabilities by 30,150 and 10,114 as of December 31, 2006 and 2005, respectively, and would have increased liabilities by 36,783 as of December 31, 2004. On the other hand, income for the fiscal years ended December 31, 2006, 2005 and 2004 would have increased by 20,036, 46,897 and 4,574, respectively.

17.23.	Allowance for other contingencies

In second paragraph:

The effects of adjustments required to state such amounts in accordance with ~~US. GAAP~~SFAS No. 5, “Accounting for Contingencies”, would have decreased Allowances for other contingencies by 44,818 as of December 31, 2006. On the other hand, income for the fiscal year ended December 31, 2006 would have increased by 44,818.

The following Annex details the characteristics of each government securities delivered (left column) and of the secured loans received in exchange (right column), converted into pesos according to Decree No. 471/02, as well as the guarantees set forth in respect thereof.

Annex A.1

Securities entered for swapping	Conditions (1)	Loan/Bond to be received in the swap	Conditions (2) (3)

BT02	BONTES 8.75% - EXPIRATION 5-9-2002	PG BT02	FIXED RATE SECURED BOND BONTE 02
Date of issuance	09/5/1997	Date of issuance	11/06/2001
Date of expiration	09/5/2002	Date of expiration	09/5/2005
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 8.75% ANNUALLY, PAYMENT BIANNUALLY ON 9 MAY AND 9 NOVEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 3 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

CHAQ	SECURITIES AT 16.5% WITH EXPIRATION IN 2008 SECURED BY TAX COPARTICIPATION RESOURCES	NF18	SECURED BONDS
Date of issuance	01/21/2000	Date of issuance	02/04/2002
Date of expiration	01/21/2008	Date of expiration	02/04/2018
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 16.5%. PAYMENT QUARTERLY ON 21 JANUARY, 21 APRIL, 21 JULY AND 21 OCTOBER OF EVERY YEAR	Interest	INTEREST ACCRUED AT 2% FIXED RATE ANNUALLY. INTEREST WERE CAPITALIZED THRU 04/09/02 AND ARE PAID MONTHLY.
Form of amortization	25 EQUAL AND CONSECUTIVE QUARTERLY INSTALLMENTS EACH ONE EQUIVALENT TO 4 % OF THE ISSUED AMOUNT, PAYABLE TOGETHER WITH THE INTEREST INSTALLMENTS	Form of amortization	60 INSTALLMENTS AT 0.40%, 48 INSTALLMENTS AT 0.60%, 47 INSTALLMENTS AT 0.98% AND ONE INSTALLMENT AT 1.14% OF CAPITAL ADJUSTED BY THE REFERENCE STABILIZATION COEFFICIENT

FRB	FLOATING RATE BONDS IN US DOLLARS	PG FRB	FLOATING RATE SECURED BOND FRB
Date of issuance	03/31/1993	Date of issuance	11/06/2001
Date of expiration	03/31/2005	Date of expiration	03/30/2008
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	LIBOR AT 6 MONTHS AS DETAILED IN THE AUTHORIZATION NOTICE PAYABLE ON 30 MARCH AND 30 SEPTEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	19 BIANNUAL INSTALLMENTS: THE FIRST 7 AT 1%, THE 8TH AT 5% AND FROM 9TH THROUGH 19TH AT 8%. FIRST SERVICE ON 03/31/1996.	Interest	FIXED RATE 3 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	7 BIANNUAL INSTALLMENTS (6 AT 14.286% AND 1 AT 14.284%) STARTING ON 03/31/2005

GD08	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 7% 2001-2004 AND 15.50% 2004-2008	PG GD08	VARIABLE RATE SECURED BOND GL 08
Date of issuance	06/19/2001	Date of issuance	11/06/2001
Date of expiration	12/19/2008	Date of expiration	12/19/2011
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	7% UNTIL 06/19/04 THEREAFTER 15.5% PAYABLE BIANNUALLY ON 06/19 AND 12/19	CER adjustment after 3 Feb 2002	Yes
Form of amortization	SIX CONSECUTIVE BIANNUAL INSTALLMENTS, THE FIRST FIVE AT 16.66% AND THE LAST ONE AT 16.7% STARTING 06/19/06	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	6 BIANNUAL INSTALLMENTS (5 AT 16.66% AND 1 AT 16.7%) STARTING ON 06/19/2009

GE17	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 11.375% 1997-2017	PG GE17	FIXED RATE SECURED LOAN GL 17
Date of issuance	01/30/1997	Date of issuance	11/06/2001
Date of expiration	01/30/2017	Date of expiration	01/30/2017
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 11.375 % ANNUALLY, PAYMENT BIANNUALLY ON 30 JANUARY AND 30 JULY OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

GE31	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12% 2001-2031	PG GE31	FIXED RATE SECURED LOAN GL 31 MEGA
Date of issuance	01/31/2001	Date of issuance	11/06/2001
Date of expiration	01/31/2031	Date of expiration	06/19/2031
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 12% ANNUALLY PAYABLE BIANNUALLY BY EXPIRED PERIOD ON 31 JANUARY AND 31 JULY OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

GF12	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12.375% 2001-2012	PG GF12	FIXED RATE SECURED LOAN GL 12
Date of issuance	02/21/2001	Date of issuance	11/06/2001
Date of expiration	02/21/2012	Date of expiration	02/21/2012
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 12.375% ANNUALLY PAYABLE BIANNUALLY ON 21 FEBRUARY AND ON 21 AUGUST OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

Annex A.1 (cont.)

Securities entered for swapping	Conditions (1)	Loan/Bond to be received in the swap	Conditions (2) (3)

GF19	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 12.125% 1999-2019	PG GF19	FIXED RATE SECURED LOAN GL 19
Date of issuance	02/25/1999	Date of issuance	11/06//2001
Date of expiration	02/25/2019	Date of expiration	02/25/2019
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 12.125% ANNUALLY . PAYMENT BIANNUALLY ON 25 FEBRUARY AND 25 AUGUST OF EVERY YEAR.	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

GF20	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12% 2000-2020	PG GF20	FIXED RATE SECURED LOAN GL 20
Date of issuance	02/03/2000	Date of issuance	11/06/2001
Date of expiration	02/01/2020	Date of expiration	02/01/2020
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 12% ANNUALLY . PAYABLE BIANNUALLY ON 1 FEBRUARY AND 1 AUGUST OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

GJ15	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 11.75% 2000-2015	PG GJ15	FIXED RATE SECURED LOAN GL 15
Date of issuance	06/15/2000	Date of issuance	11/06/2001
Date of expiration	06/15/2015	Date of expiration	06/15/2015
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED AT 11.75% ANNUALLY, PAYABLE BIANNUALLY ON 15 JUNE AND 15 DECEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

GJ18	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12.25% 2001-2018	PG GJ18	FIXED RATE SECURED LOAN GL 18
Date of issuance	06/19/2001	Date of issuance	11/06/2001
Date of expiration	06/19/2018	Date of expiration	06/19/2018
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	12.25% ANNUALLY DURING THE FIRST FIVE YEARS INTEREST ACCRUED WILL BE CAPITALIZED BIANNUALLY ON 19 JUNE AND 19 DECEMBER, FROM 12/19/01 THRU 06/19/06	CER adjustment after 3 Feb 2002	Yes
Form of amortization	THE CAPITAL AND INTEREST ACCRUED UNTIL 06/19/06 WILL BE PAID IN 5 EQUAL AND CONSECUTIVE BIANNUAL INSTALLMENTS EVERY 06/19 AND 12/19, STARTING ON 06/19/16	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	5 EQUAL BIANNUAL INSTALLMENTS STARTING 06/19/2016

GJ31	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS 12% 2001-2031	PG GJ31	FIXED RATE SECURED LOAN GL 31
Date of issuance	06/19/2001	Date of issuance	11/06/2001
Date of expiration	06/19/2031	Date of expiration	01/31/2031
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest
12% ANNUALLY.DURING THE FIRST FIVE YEARS INTEREST ACCRUED WILL BE CAPITALIZED BIANNUALLY ON 06/19 AND 12/19, FROM 12/19/01 THRU 06/19/06. INTEREST WILL BE PAID BY EXPIRED PERIOD ON 06/19 AND 12/19 OF EVERY YEAR
		CER adjustment after 3 Feb 2002	Yes
Form of amortization	THE CAPITAL AND INTEREST ACCRUED UNTIL 06/19/06 WILL BE TOTALLY PAID ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

GPBX7	BONDS AT 13.25% WITH EXPIRATION ON 29 MARCH 2010 - SERIES N° 7	NF18	SECURED BONDS
Date of issuance	03/29/2000	Date of issuance	02/04/2002
Date of expiration	03/29/2010	Date of expiration	02/04/2018
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 13.25% ANNUALLY, PAYABLE BIANNUALLY ON 29 MARCH AND 29 SEPTEMBER OF EVERY YEAR	Interest	INTEREST ACCRUED AT 2% ANNUALLY FIXED RATE. INTEREST WAS CAPITALIZED THRU 04/09/02 AND ARE PAID MONTHLY.
Form of amortization	TOTAL ON EXPIRATION	Form of amortization	60 INSTALLMENTS AT 0.40%, 48 INSTALLMENTS AT 0.60%, 47 INSTALLMENTS AT 0.98% AND ONE INSTALLMENT AT 1.14% OF THE CAPITAL ADJUSTED BY THE REFERENCE STABILIZATION COEFFICIENT

GS27	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC 9.75% 1997-2027	PG GS27	FIXED RATE SECURED LOAN GL 27
Date of issuance	09/19/1997	Date of issuance	11/06/2001
Date of expiration	09/19/2027	Date of expiration	09/19/2027
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 9.75% ANNUALLY. PAYMENT BIANNUALLY ON 19 MARCH AND 19 SEPTEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

Annex A.1 (cont.)

Securities entered for swapping	Conditions (1)	Loan/Bond to be received in the swap	Conditions (2) (3)

GSAJ1	SECURITIES OF THE PROVINCE OF SAN JUAN GUARANTEED BY THE ARGENTINE REPUBLIC - 13.25%	NF18	SECURED BONDS
Date of issuance	12/2/1999	Date of issuance	02/04/2002
Date of expiration	12/2/2009	Date of expiration	02/04/2018
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 13.25% ANNUALLY. PAYMENT BIANNUALLY ON 2 JUNE AND 2 DECEMBER OF EVERY YEAR	Interest	INTEREST ACCRUED AT 2% ANNUALLY FIXED RATE. INTEREST WAS CAPITALIZED THRU 04/09/02 AND ARE PAID MONTHLY.
Form of amortization	10 EQUAL AND CONSECUTIVE ANNUAL INSTALLMENTS	Form of amortization	60 INSTALLMENTS AT 0.40%, 48 INSTALLMENTS AT 0.60%, 47 INSTALLMENTS AT 0.98% AND ONE INSTALLMENT AT 1.14% OF THE CAPITAL ADJUSTED BY THE REFERENCE STABILIZATION COEFFICIENT

PRE4	SOCIAL SECURITY DEBT CONSOLIDATION BONDS IN US DOLLARS - 2ND. SERIESS	PG PRE4	VARIABLE RATE SECURED BOND PRE 4
Date of issuance	09/1/1992	Date of issuance	11/06/2001
Date of expiration	09/1/2002	Date of expiration	09/1/2005
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	LIBOR AT 30 DAYS. INTEREST WILL BE CAPITALIZED DURING THE FIRST 72 MONTHS, THEREAFTER THEY WILL BE PAID MONTHLY WITH THE MONTHLY AMORTIZATION INSTALLMENTS	CER adjustment after 3 Feb 2002	Yes
Form of amortization	MONTHLY IN 48 INSTALLMENTS: 47 AT 2.08% AND 1 AT 2.24% OF THE ISSUED AMOUNT PLUS CAPITALIZED INTEREST	Interest	FIXED RATE 3 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	10 MONTHLY INSTALLMENTS 9 AT 9.924% AND 1 AT 10.684%

PRO1	CONSOLIDATION BONDS IN NATIONAL CURRENCY - 1ST SERIESS	PG PRO1	FIXED RATE SECURED LOAN PRO 1
Date of issuance	04/1/1991	Date of issuance	11/06/2001
Date of expiration	04/1/2007	Date of expiration	04/01/2010
Currency of issuance	Pesos	Currency of issuance	Pesos
Interest	VARIABLE RATE. INTEREST WILL BE CAPITALIZED THE FIRST 72 MONTHS AND THEREAFTER THEY WILL BE PAID MONTHLY WITH THE AMORTIZATION INSTALLMENTS	CER adjustment after 3 Feb 2002	No
Form of amortization	MONTHLY. 120 INSTALLMENTS: 119 AT 0.84% AND 1 AT 0.04% OF THE ISSUED AMOUNT PLUS CAPITALIZED INTEREST	Interest	FIXED RATE 7 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	64 MONTHLY INSTALLMENTS 63 AT 1.5751% AND 1 AT 0.7687%

PRO6	CONSOLIDATION BONDS IN US DOLLARS - 3RD SERIES	PG PRO6	VARIABLE RATE SECURED BOND PRO 6
Date of issuance	01/15/1999	Date of issuance	11/06/2001
Date of expiration	04/15/2007	Date of expiration	04/15/2010
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	LIBOR FOR DEPOSITS EN EURODOLLARS AT 3 MONTHS. QUARTERLY PAYMENTS ON 15 JANUARY, 15 APRIL, 15 JULY AND 15 OCTOBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	25 EQUAL AND CONSECUTIVE QUARTERLY INSTALLMENTS, EQUIVALENT TO 4% OF THE ISSUED AMOUNT, PAYABLE WITH INTEREST INSTALLMENTS AS FROM 04/15/2001	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	22 QUARTERLY INSTALLMENTS 21 AT 4.545% AND 1 AT 4.555%

PX22	EUROBOND FLOATING RATE U$S 74 M 06 S22	NF18	SECURED BONDS
Date of issuance	09/28/2001	Date of issuance	02/04/2002
Date of expiration	09/29/2006	Date of expiration	02/04/2018
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FLOATING RATE. PAYABLE ANNUALLY	Interest	INTEREST ACCRUED AT 2% ANNUALLY FIXED RATE. INTEREST WAS CAPITALIZED THRU 04/09/02 AND ARE PAID MONTHLY
Form of amortization	TOTAL ON EXPIRATION	Form of amortization	60 INSTALLMENTS AT 0.40%, 48 INSTALLMENTS AT 0.60%, 47 INSTALLMENTS AT 0.98% AND ONEINSTALLMENT AT 1.14% OF THE CAPITAL ADJUSTED BY THE REFERENCE STABILIZATION COEFFICIENT

RA08	GLOBAL EXTERNAL BONDS OF THE ARGENTINE REPUBLIC IN PESOS 10% 2001-2004 AND 12% 2004-2008	PG RA08	VARIABLE RATE SECURED BOND GL 08
Date of issuance	06/19/2001	Date of issuance	11/06/2001
Date of expiration	09/19/2008	Date of expiration	12/19/2011
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	10% THRU 19/9/04 AND THEREAFTER 12%. PAYABLE ON 03/19 AND 09/19 FROM 09/09/01	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	6 BIANNUAL INSTALLMENTS (5 AT 16.66% AND 1 AT 16.7%) STARTING 06/19/2009

RV05	VARIABLE COUPON BONDS OF THE ARGENTINE REPUBLIC WITH EXPIRATION 2005	PG RV05	FIXED RATE SECURED LOAN FRAN
Date of issuance	04/13/1998	Date of issuance	11/06/2001
Date of expiration	04/10/2005	Date of expiration	04/10/2008
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FLOATING AND ADJUSTABLE INTEREST RATE AS DETAILED IN THE AUTHORIZATION NOTICE. BIANNUAL PAUYMENTS ON 10 APRIL AND 10 OCTOBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

Annex A.1 (cont.)

Securities entered for swapping	Conditions (1)	Loan/Bond to be received in the swap	Conditions (2) (3)

TS27	BONTES 9.9375% /2027	PG TS27	FIXED RATE SECURED LOAN BONTE 27
Date of issuance	09/19/1998	Date of issuance	11/06/2001
Date of expiration	09/19/2027	Date of expiration	09/19/2027
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 9.9375% ANNUALLY. PAYABLE BIANNUALLY ON 19 MARCH AND 19 SEPTEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 5 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

TY03	BONTES 11.75% 2003	PG TY03	FIXED RATE SECURED LOAN BONTE 03
Date of issuance	02/21/2000	Date of issuance	11/06/2001
Date of expiration	05/21/2003	Date of expiration	05/21/2006
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 11.75% ANNUALLY. PAYABLE BIANNUALLY ON 21 MAY AND 21 NOVEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 3 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

TY05	BONTES 12.125% 2005	PG TY05	FIXED RATE SECURED LOAN BONTE 05
Date of issuance	02/21/2000	Date of issuance	11/06/2001
Date of expiration	05/21/2005	Date of expiration	05/21/2008
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 12.125% ANNUALLY - PAYMENT BIANNUALLY ON 21 MAY AND 21 NOVEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

TY06	BONTES 11.75% 2006	PG TY06	FIXED RATE SECURED LOAN BONTE 06
Date of issuance	02/21/2001	Date of issuance	11/06/2001
Date of expiration	05/15/2006	Date of expiration	05/15/2009
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	FIXED RATE 11.75% ANNUALLY, PAYABLE BIANNUALLY ON 15 MAY AND 15 NOVEMBER OF EVERY YEAR	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

VBA3	FLOATING RATE GOVERNMENT BONDS IN US DOLLARS SERIES I	PG VBA3	VARIABLE RATE SECURED BOND RADAR 1
Date of issuance	04/24/2001	Date of issuance	11/06/2001
Date of expiration	04/24/2003	Date of expiration	06/24/2006
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	VARIABLE RATE (BADLAR). PAYABLE MONTHLY FOR THE 1ST AND 2ND PERIOR AND BIMONTHLY AS FROM THE 3RD PERIOD, ON THE 24TH OF THE RELEVANT MONTH THRU EXPIRATION	CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 3 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

VBL6	FLOATING RATE GOVERNMENT BONDS IN US DOLLARS	PG VBL6	VARIABLE RATE SECURED BOND RADAR 3
Date of issuance	07/24/2001	Date of issuance	11/06/2001
Date of expiration	07/24/2006	Date of expiration	07/24/2009
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest
BASIS RATE PLUS A MARGIN OF 450 BASIS POINTS. THE BASIS RATE WILL BE THE AVERAGE OF THE LAST 10 BUSINESS DAYS IMMEDIATELY PRECEDING THE START OF EACH INTEREST PERIOD OF THE BCRA SURVEY RATE FOR FIXED TERM DEPOSITS IN USS AT 30 TO 35 DAYS FOR PRIVATE BANKS (BADLAR). PAYABLE BIMONTHLY ON THE 24TH OF THE RELEVANT MONTH
		CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

VBS5	FLOATING RATE GOVERNMENT BONDS IN US DOLLARS	PG VBS5	VARIABLE RATE SECURED BOND HEXAGON 4
Date of issuance	09/27/2001	Date of issuance	11/06/2001
Date of expiration	09/27/2005	Date of expiration	09/27/2008
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest
TO BE FIXED AT THE START OF EACH INTEREST PERIOD BASED ON THE BASIC RATE PLUS A MARGIN OF 400 BASIS POINTS. PAYABLE BY EXPIRED PERIOD, BASED ON THE DAYS EFFECTIVELY ELAPSED ON A 365-DAY ANNUAL PERIOD. THE BASIC RATE WILL BE THE AVERAGE OF THE LAST 10 PUBLISHED BUSSINESS DAYS IMMEDIATELY PRECEDING THE START OF EACH INTEREST PERIOD OF THE SURVEY RATE PUBLISHED BY THE BCRA, FOR FIXED-TERM DEPOSITS IN DOLLARS AT 30/35 DAYS
		CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 4 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

Annex A.1 (cont.)

Securities entered for swapping	Conditions (1)	Loan/Bond to be received in the swap	Conditions (2) (3)

VBY3	FLOATING RATE GOVERNMENT BONDS IN US DOLLARS SERIES II	PG VBY3	VARIABLE RATE SECURED BOND RADAR 2
Date of issuance	05/28/2001	Date of issuance	11/06/2001
Date of expiration	05/28/2003	Date of expiration	05/28/2006
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest	VARIABLE RATE (BADLAR), CANNOT BE BELOW 10.75% OR ABOVE 16% ANNUALLY	Interest	FIXED RATE 3 % ANNUALLY, PAYABLE MONTHLY
Form of amortization	TOTAL ON EXPIRATION	Form of amortization	TOTAL ON EXPIRATION

VE02	VARIABLE RATE GOVERNMENT BONDS - AS PER SURVEY RATE - 4TH SERIES	PG VE02	VARIABLE RATE SECURED BOND BP E+330
Date of issuance	08/22/2000	Date of issuance	11/06/2001
Date of expiration	08/22/2002	Date of expiration	08/22/2005
Currency of issuance	Dollars	Currency of issuance	Pesos
Interest
VARIABLE RATE, THE GREATER OF: A) PASSIVE INTEREST RATE FOR FIXED-TERM DEPOSITS IN US$ AS REPORTED BY BCRA PLUS MARGIN OF 330 BASIC POINTS AND B) TOTAL INDEBTEDNESS COST ACCORDING TO LAST ISSUE PRIOR TO DETERMINING OF INTEREST RATE FOR LETES AT 91 DAYS. PAYABLE MONTHLY ON THE 22ND OF EACH MONTH
		CER adjustment after 3 Feb 2002	Yes
Form of amortization	TOTAL ON EXPIRATION	Interest	FIXED RATE 3 % ANNUALLY, PAYABLE MONTHLY
		Form of amortization	TOTAL ON EXPIRATION

(1)Source: Buenos Aires Stock Exchange
(2)Source: Resolution No. 50 from the Ministry of Economy
(3)As per point FIVE of the Guaranteed Loan Agreement it was set forth that:

"Guarantee and payment of services of Secured Loans: In guarantee of the services of Capital and Interest and with charge to the payment of the interest services of Secured Loans, the Argentine Republic irrevocably assigns in guarantee for this act to the Creditors in particular the rights on the resources of the Credit and Debit Tax in  Bank Account as set forth by Law 25,413, as amended by Law 25,453, and following modifications, and in general all recourses that may correspond to the former according to the Federal Tax Coparticipation System, from which are excluded those recourses that correspond to the Provinces and the Social Security (the "Assignment"), for up to the amount that may result necessary to settle the totality of expirations of Capital and Interest thereof, under the conditions set forth in the following articles. The Assignment does not imply, nor it must be construed as a cancellation, novation and/or modification of the Secured Loans, nor limit in any manner the full responsibility of the Argentine Republic with respect to the Creditors, nor be considered as a Datio in Solutum of Secured Loans nor cancel them in any manner. Creditors accept that the granting of guarantees by the Argentine Republic in compliance with Titles II, III and IV of Decree 1,387/2001 of the National Executive Power with respect to Secured Loans or securities representing Domestic Public Debt and Foreign Public Debt in force on the date of granting hereof, and which in future are made or issued for Capital cancellation thereof carried out under conditions pari passu with the guarantee granted to Creditors by this article. The Argentine Republic may  freely dispose of, including without limitation to affect under guarantee, their right over the surplus of the recourses affected in guarantee by the present article that are not necessary to cover the totality of the expirations of Capital and Interest of Secured Loans".

Art. 3 of Decree No. 1579/02 it was established that:
"The Secured Bonds will have as a main guarantee the allocation of up to a maximum of FIFTY PERCENT (15%) of the resources of the Federal Tax Coparticipation System corresponding to the Province holder of the Converted Public Debt, and as a subsidiary guarantee, that set forth in Article 5 of this Decree."